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SEC FILE NUMBER

FORM X-17A-5
PART III

MAR 01 2024

Washington, DC

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Rincon Securities Group LLC

TYPE OF REGISTRANT (check all applicable boxes):

- ☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
- ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3027 Townsgate Rd, Suite 230
(No. and Street)

(City)	(State)	(Zip Code)
Westlake Village	CA	91361

PERSON TO CONTACT WITH REGARD TO THIS FILING

(Name)	(Area Code – Telephone Number)	(Email Address)
Ian Smith	805 601-7188	ismith@ramsmtgcap.com

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

YSL & Associates LLC
(Name – if individual, state last, first, and middle name)

(Address)	(City)	(State)	(Zip Code)
11 Broadway - Suite 700	New York	NY	10004

(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)
06/06/2006	2699

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Ian Smith, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Rincon Securities Group LLC, as of December 31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

SEE CALIFORNIA
ACK FORM
ATTACHED

Notary Public

Signature:

Title:
Chief Compliance Officer

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

ACKNOWLEDGMENT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Los Angeles)

On February 26, 2024 before me, John P. Tata - Notary Public
(insert name and title of the officer)

personally appeared IAN C. Smith,
who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

John P. Tata
COMMISSION #2336345
NOTARY PUBLIC • CALIFORNIA
LOS ANGELES COUNTY
Commission Expires November 21, 2024

Signature ______________ **(Seal)**

Rincon Securities Group LLC

Financial Statements and Report of Independent Registered Public Accounting Firm

For the Year Ended December 31, 2023

(Confidential per Rule 17a-5(e)(3))

Rincon Securities Group LLC
December 31, 2023
(Confidential per Rule 17a-5(e)(3))

Table of Contents	Page

YSL & Associates LLC
Certified Public Accountants | Member of Parker Russell International
11 Broadway, Suite 700, New York, NY 10004 Tel: (212) 232-0122 Fax: (646) 218-4682

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Rincon Securities Group LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Rincon Securities Group LLC (the "Company") as of December 31, 2023, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in Schedule I and Schedule II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedule I and Schedule II is fairly stated, in all material respects, in relation to the financial statements as a whole.

YSL & Associates LLC

We have served as Rincon Securities Group LLC's auditor since 2023.

New York, NY

February 26, 2024

Rincon Securities Group LLC
December 31, 2023
(Confidential per Rule 17a-5(e)(3))

Financial Statements

Rincon Securities Group LLC
Statement of Financial Condition
(Confidential per Rule 17a-5(e)(3))
December 31, 2023

Assets		
Cash in bank	$	15,263
Other assets		808
Total assets	$	16,071
Liabilities and member's equity		
Accounts payable, and accrued expenses	$	8,000
Total liabilities		8,000
Member's equity		8,071
Total member's equity		8,071
Total liabilities and member's equity	$	16,071

The accompanying notes are an integral part of these financial statements. These financial statements and supplemental information are deemed confidential pursuant to subparagraph (e) (3) of Rule 17-a-5 of the Securities and Exchange Commission.

Rincon Securities Group LLC
Statement of Operations
(Confidential per Rule 17a-5(e)(3))
For the year ended December 31, 2023

Revenues		
Commission & Fees		**0**
Total revenues		**0**
Expenses		
Technology, data, and communication costs	**$**	**4,769**
Occupancy		**10,221**
Audit		**8,325**
General and administrative expenses		**5,302**
Total expenses		**28,617**
Net (loss)	**$**	**(28,617)**

The accompanying notes are an integral part of these financial statements. These financial statements and supplemental information are deemed confidential pursuant to subparagraph (e) (3) of Rule 17-a-5 of the Securities and Exchange Commission.

Rincon Securities Group LLC
Statement of Changes in Member's Equity
(Confidential per Rule 17a-5(e)(3))
For the year ended December 31, 2023

		Member's Equity
Member's equity, beginning of the year	$	14,188
Net (loss)		(28,617)
Member's contribution		22,500
Member's equity, end of the year	$	8,071

The accompanying notes are an integral part of these financial statements. These financial statements and supplemental information are deemed confidential pursuant to subparagraph (e) (3) of Rule 17-a-5 of the Securities and Exchange Commission.

Rincon Securities Group LLC
Statement of Cash Flows
(Confidential per Rule 17a-5(e)(3))
For the year ended December 31, 2023

Cash Flows from Operating Activities		
Net (loss)	$	(28,617)
Adjustments to reconcile net (loss) to net cash used in operating activities:		
Other assets		272
Accounts payable, accrued expenses and other liabilities		650
Net Cash Used in Operating Activities		(27,695)
Cash Flows from Financing Activities		
Proceeds from contributions from Members		22,500
Net Cash Provided by Financing Activities		22,500
Net decrease in cash and cash equivalents		(5,195)
Cash in bank, Beginning of Year		20,458
Cash in bank, End of Year	$	15,263

Supplemental disclosure of cash flow information

Taxes Paid	$	355

The accompanying notes are an integral part of these financial statements. These financial statements and supplemental information are deemed confidential pursuant to subparagraph (e) (3) of Rule 17-a-5 of the Securities and Exchange Commission.

Notes to Financial Statements

1. Organization and Description of Business

Rincon Securities Group LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company is a Delaware Limited Liability Company wholly owned by the principals of the Company. The Company engages in several classes of services including the trading of mortgage-backed securities and other fixed income instruments as well as investment banking advisory services, private placements, and syndicate business. The Company does not carry securities accounts for customers and does not claim an exemption from the Customer Protection Rule but limits its business activities to those specified in footnote 74 of SEC Release No. 34-70073.

The Company was granted FINRA membership on June 23, 2020 and as of December 31, 2023 had not commenced operations.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") as contained within the Financial Accounting Standards Board ("FASB") and Accounting Standards Codification ("ASC").

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company is a Limited Liability Company and is taxed as a partnership for income tax reporting purposes. Accordingly, the Company is not subject to federal or state income tax, and thus no federal or state income tax expense has been recorded in the accompanying financials statements.

At December 31, 2023, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing revaluation as facts and circumstances may require. The Company would recognize accrued interest and penalties associated with uncertain tax positions, if any, as part of the income tax provision.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

Fair Value of Financial Assets and Liabilities

The majority of the Company's financial assets and liabilities are recorded at amounts that approximate fair value. Such assets and liabilities include cash, fees receivable, and accrued expenses.

Revenue Recognition

The Company recognizes revenue depict the transfer of goods or services. The guidance requires an entity to follow a five steps model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation in accordance with ASC Topic 606.

The Company enters into arrangements with individual customers to transact in the trading of mortgage-backed securities and other fixed income instruments as well as investment banking advisory services, private placements, and syndicate business. The Company believes that its performance obligation is the transaction of securities to investors and recognizes revenues in accordance with the provisions of the respective agreements. The Company recognizes investment banking advisory revenues in accordance with the provisions of the respective agreements.

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

The company had no income for the year 2023.

3. Liquidity and Going Concern

Rincon Securities Group LLC was granted FINRA membership in June 2020. Management has evaluated the Company's growth plans and continued strategic support for the Company with its investors. Given the Company has incurred a loss from operations, the Company's investors have indicated that they will provide additional capital as needed to finance future operations and sustain the Company one year from the date these financial statements are issued. Accordingly, management has concluded the Company is a going concern.

4. Net Capital Requirements

As a registered broker-dealer, the Company operates in a highly regulated environment and is subject to federal and state laws, SEC rules and FINRA rules and guidance. Applicable laws and regulations, among other things, restrict permissible activities and require compliance with a wide range of financial and customer-related protections. The consequences of noncompliance can include substantial monetary and nonmonetary sanctions. In addition, the Company is subject to comprehensive examination by its regulators. These regulators have broad discretion to impose restrictions and limitations on the operations of the Company and to impose sanctions for noncompliance. The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1) ("the Rule"), which requires the maintenance of minimum net capital. In accordance with the Rule, the Company is required to maintain defined minimum net capital of the greater of $5,000 or 6 2/3% of aggregate indebtedness. On December 31, 2023, the Company had net capital of approximately $7,263, which was approximately $2,263 in excess of its required net capital.

The Company's aggregate indebtedness to net capital ratio was 1.10 to 1.

The Company has no obligations under SEC Rule 15c-3-3 pursuant to Footnote 74 of the SEC Release No. 34-70073.

5. Commitments and Contingent Liabilities

In the normal course of business, the Company may be involved in legal, regulatory and arbitration proceedings, including class actions, primarily concerning matters arising in connection with the conduct of its broker dealer activities. These include proceedings specific to the Company, as well as proceedings generally applicable to business practices in the industries in which it operates. Uncertain economic conditions, heightened and sustained volatility in the financial markets, and significant reform legislation may increase the likelihood that clients and other persons or regulators may present or threaten legal claims or the regulators may increase the scope or frequency of examinations of the Company or the financial services industry generally. As of December 31, 2023, there are no known legalproceedings.

The Company does not have any direct leases, and any expenses related to leases is through an expense sharing agreement with RAMS Mortgage Capital, an affiliated company.

6. General and Administrative Expenses

General and administrative expenses consisted of the following:

		For the year ended December 31, 2023
Consulting and Other Professional Fees	$	1,379
Regulatory fees		2,272
Other expenses		1,367
Bank fees		284
General and administrative expenses	$	**5,302**

7. Related Party Transactions

The Company through common control and ownership is affiliated with RAMS Mortgage Capital ("RAMS"). RAMS arranges and provides transaction management services of residential whole loans. The Company and RAMS do not interact with one another except for sharing office space and equipment which is governed and billed monthly via an expense sharing agreement.

The Company incurred a total of $11,458 of expenses during for the year ended December 31, 2023 relating to services provided by RAMS.

8. Subsequent Events

The financial statements were approved by management and available for issuance on February 26, 2024. Subsequent events have been evaluated through this date. There have been no subsequent events requiring recognition or disclosure in the financial statements.

Supplementary Information
Pursuant to SEC Rule 17a-5 of the
Securities Exchange Act of 1934

(Confidential per Rule 17a-5(e)(3))

SCHEDULE I
RINCON SECURITIES GROUP, LLC
(Confidential per Rule 17a-5(e)(3))

Computation of Net Capital Pursuant to SEC Rule 15c3-1
As of December 31, 2023

Computation of Net Capital in Excess of Net Capital Requirement		
Member's Equity	$	8,071
Less Non-allowable assets: Other assets		808
Net Capital	$	7,263
Computed minimum net capital required:		
(the greater of $5,000 or 6 2/3% of aggregate indebtedness)	$	5,000
Excess Net Capital	$	2,263
Computation of Aggregate Indebtedness		
Aggregate Indebtedness		
Items included in the statement of financial condition:		
Accounts payable, and accrued expenses	$	8,000
Total Aggregate Indebtedness	$	8,000
Ratio: Aggregate Indebtedness to Net Capital		1.101 to 1

Statement Pursuant to Rule 17a-5(d)(2)(iii)

There are no material differences between the preceding computation and the Company's corresponding amended unaudited Part IIA of Form X-17A-5 filed on February 20, 2024.

SCHEDULE II
RINCON SECURITIES GROUP, LLC
(Confidential per Rule 17a-5(e)(3))

Computation for Determination of Reserve Requirements and Information Relating to Possession and Control Requirements Under SEC Rule 15c3-3

The Company has not claimed an exemption under paragraph (k) of rule 15c3-3 of the Securities Exchange Commission and has relied on Footnote 74 of the SEC Release No. 34-70073. As a result, the Company has not included the schedule computation for determination of reserve requirements under rule 15c3-3 of the Securities Exchange Commission. As a result, the Company has not included the schedule information relating to possession or control requirements under rule 15c3-3 of the Securities Exchange Commission.

RINCON SECURITIES GROUP, LLC
EXEMPTION REPORT

Rincon Securities Group LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) riskless principal trading of mortgage securities with institutional customers and ; (2) referring securities transactions to other broker-dealers; (3) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

RINCON SECURITIES GROUP LLC

I, Ian Smith, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: *Ian Smith*

Title: Chief Financial Officer

February 26, 2024

YSL & Associates LLC

Certified Public Accountants | Member of Parker Russell International

11 Broadway, Suite 700, New York, NY 10004 Tel: (212) 232-0122 Fax: (646) 218-4682

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Rincon Securities Group LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Rincon Securities Group LLC (the "Company") does not claim an exemption under paragraph (k) of 17 C.F.R.§240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) riskless principal trading of mortgage securities with institutional customers; (2) referring securities transactions to other broker-dealers; (3) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with SEC Rule 15c3-3. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

YSL & Associates LLC

New York, NY

February 26, 2024